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                                                                  Exhibit (g)(4)

               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY


___________________________________________x
JULES LEVINE,                              :
                                           :
               Plaintiff,                  :
     v.                                    :
                                           :
HAROLD BROWN, PIERRE DES MARIAS, II,       :  C.A. No. 16243-NC
J. DENNIS BONNEY, L. DON BROWN, JAMES      :
C. HUNTINGTON, JR., W. LOEBER LANDAU,      :
ALLEN BORN, PAUL V. MCAVOY, ANNE           :
WEXLER, ALUMAX INC., and ALUMINUM          :
COMPANY OF AMERICA,                        :
                                           :
               Defendants.                 :
___________________________________________x


                            CLASS ACTION COMPLAINT
                            ----------------------

          Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

               1. Plaintiff has been the owner of the common stock of Alumax Inc. ("Alumax" or the "Company") since prior to the transaction herein complained of and continuously to date.

               2. Alumax is a corporation duly organized and existing under the laws of the State of Delaware. The Company is an integrated aluminum company that produces and sells primary aluminum and semifabricated products such as sheet, plate, extrusions and foil, and other fabricated products.

               3. Aluminum Company of America ("Alcoa") is a Delaware corporation based in Pittsburgh, Pennsylvania and is the world's largest integrated aluminum concern.

               4. Defendant Allen Born is Chairman of the Board and Chief Executive Officer of the Company.
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               5.   Defendants are Harold Brown, Pierre Des Marias, II, J.
Dennis Bonney, L. Don Brown, James C. Huntington, Jr., W. Loeber Landau, Allen Born, Paul V. McAvoy, and Anne Wexler are Directors of Alumax.

               6. The Individual Defendants are in a fiduciary relationship with Plaintiff and other public stockholders of Alumax and owe them the highest obligations of good faith and fair dealing.

                    CLASS ACTION ALLEGATIONS
                    ------------------------

               7. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

               8. This action is properly maintainable as a class action because:

                    (a) The class is so numerous that joinder of all members is impractical. As of March 31, 1997, there were approximately 54,913,013 shares of Alumax common stock outstanding owned by hundreds, if not thousands, of record and beneficial holders;

                    (b) There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether defendants have
                     ----------
breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; and (ii) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

                    (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

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                    (d) Defendants have acted in a manner which affects
plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

                    (e) The prosecution of individual actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish Incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                    SUBSTANTIVE ALLEGATIONS
                    -----------------------

             9. On March 9, 1998, Alumax and Alcoa announced that they had entered into a definitive merger agreement whereby Alcoa will acquire Alumax in a transaction valued at $3.8 billion. Under the terms of the transaction as presently proposed, Alcoa will first commence a cash tender offer for one half of Alumax's outstanding common shares at a price of $50 per share. The second step of the proposed transaction will be a merger in which the remaining outstanding shares of Alumax will each be converted into 0.6975 of a share of Alcoa common stock, which values them at $49.96 per share based on Alcoa's closing price of Friday, March 6, 1998.

            10. The proposed transaction is structured to coerce the shareholders of Alumax into tendering their shares in the first step of the proposed transaction, in order to avoid the risk of receiving the lesser and uncertain consideration offered in the second step merger.

            11. By entering into the agreement with Alcoa, the Alumax Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and

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they are intrinsically unfair and inadequate from the standpoint of the Alumax shareholders.

            12. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of Alumax's highest transactional value.

            13. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of Alumax. The Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to Alumax's public shareholders.

            14. The Individual Defendants' fiduciary obligations under these circumstances require them to:

                    (a) Undertake an appropriate evaluation of Alumax's net worth as a merger/acquisition candidate; and

                    (b) Engage in meaningful auction with third parties in an attempt to obtain the best value for Alumax's public shareholders.

            15. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with Alcoa without making the requisite effort to obtain the best offer possible.

            16. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Alumax's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of Alumax common stock.

            17. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, among other things:

                    (a) The intrinsic value of Alumax's common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to the anticipated

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operating results, net asset value, cash flow, and profitability of the Company;

                    (b) The merger price is not the result of an appropriate consideration of the value of Alumax because the Alumax Board approved the proposed merger without undertaking steps to accurately ascertain Alumax's value through open bidding or at least a "market check mechanism"; and

                    (c) By entering into the agreement with Alcoa, the Individual Defendants have allowed the price of Alumax stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of Alumax stock.

            18. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

            19. Alcoa is named as a defendant in order to permit the Court to grant complete relief.

            20. Plaintiff and other members of the Class have no adequate remedy at law.

          WHEREFORE, plaintiff and members of the Class demand judgment against defendants as follows:

          a. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

          b. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

          c. In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

          d. Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

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          e. Awarding plaintiff its costs and disbursements and reasonable allowances for fees of plaintiff's counsel and experts and reimbursement of expenses; and

          f. Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.

Dated:    March 11, 1998

                                  ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                            By:   /s/ Norman M. Monhait
                                 ------------------------------------
                                 Suite 1401, Mellon Bank Center
                                 P.O. Box 1070
                                 Wilmington, DE  19899-1070
                                 (302) 656-4433
                                 Attorneys for Plaintiff
OF COUNSEL:

GOODKIND LABATON RUDOFF & SUCHAROW LLP
100 Park Avenue
New York, NY  10017-5563
(212) 907-0700



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